Exhibit 107

Calculation of registration fee

	Security Type	Security Class Title	Fee Calculation or Carry Forward Rule	Amount Registered	Proposed Maximum Offering Price Per Unit	Maximum Aggregate Offering Price	Fee Rate	Amount of Registration Fee
Newly Registered Securities
Fees to Be Paid	Debt	6.136% Fixed-to-Floating Rate Senior Notes due 2034	Rule 457(r)	$1,350,000,000	100%	$1,350,000,000	$110.20 per million	$148,770.00
Fees to Be Paid	Debt	5.875% Senior Notes due 2026	Rule 457(r)	$1,000,000,000	99.916%	$999,160,000	$110.20 per million	$110,107.43
TOTAL	—	—	—	$2,350,000,000	—	$2,349,160,000	$110.20 per million	$258,877.43